SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON Q2 Orders and Revenues Up Again
Phase Two of 5-Point-Program underway
Impending Launch of Next Generation MOCVD Tool

Herzogenrath, Germany, July 29, 2014 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the semiconductor industry, today announced revenues of EUR 46.2m for the second quarter of 2014, 5% higher sequentially (Q1/2014: EUR 43.9m) and 2% higher compared to one year ago (Q2/2013: EUR 45.3m). Q2/2014 EBIT at EUR -10.6m (Q2/2013: EUR -9.8m) and net result at EUR -11.6m (Q2/2013: EUR -11.8m) were both also broadly unchanged year-on-year.

AIXTRON's order intake in Q2/2014 improved by 25% year-on-year to EUR 38.2m (Q2/2013: EUR 30.5m). Sequentially, orders were up for the fifth consecutive quarter reflecting an improving market sentiment in the first half of 2014 (Q1/2014: EUR 37.7m).

The Company has successfully entered Phase Two of its 5-Point-Program, targeting to return to sustainable profitability. The focus is on lowering material costs, discretionary spending and the optimization of processes. At the same time, AIXTRON is currently preparing for the market launch of its next generation MOCVD production tool in the course of the second half of this year due to positive customer feedback.

Key Financials

	2014	2013	+/-	2014	2014	+/-
(in EUR million)	H1	H1		Q2	Q1
Revenues	90.1	85.6	5%	46.2	43.9	5%
Gross profit	23.4	-35.4	166%	12.6	10.8	17%
Gross margin	26%	-41%	67pp	27%	25%	2pp
Operating result (EBIT)	-21.5	-86.1	75%	-10.6	-10.9	3%
EBIT margin	-24%	-101%	77pp	-23%	-25%	2pp
Net result	-23.4	-87.8	73%	-11.6	-11.8	2%
Net result margin	-26%	-103%	77pp	-25%	-27%	2pp
Net result per share - basic (EUR)	-0.21	-0.87	76%	-0.10	-0.11	9%
Net result per share - diluted (EUR)	-0.21	-0.87	76%	-0.10	-0.11	9%
Equipment order intake	75.9	60.3	26%	38.2	37.7	1%
Equipment order backlog (end of period)	66.4	71.7	-7%	66.4	64.2	4%

Financial Highlights

Global demand for LEDs continues to increase, driven by the growing adoption of LEDs in the general lighting market. Utilization rates of most leading LED chip manufacturers also remain high. However, the increasingly positive market sentiment has not yet translated into substantially increased order levels for AIXTRONs LED manufacturing capacity. Nevertheless, AIXTRON generated increased revenues sequentially and year-on-year.

The Company's gross profit at EUR 12.6m was 17% higher than in the previous quarter, mainly due to higher volumes and a more favorable product mix (Q1/2014: EUR 10.8m). It was up slightly year-on-year compared to EUR 12.3m in Q2/2013.

Operating expenses at EUR 23.2m were slightly up both sequentially and year-on-year (Q2/2013: EUR 22.0m; Q1/2014: EUR 21.7m) primarily due to increased R&D costs.

Consequently, EBIT for Q2/2014 was broadly unchanged sequentially and came in at EUR -10.6m (Q2/2013: EUR -9.8m; Q1/2014: EUR -10.9m). The net result for Q2/2014 amounted to EUR -11.6m (Q2/2013: -11.8m; Q1/2014: EUR -11.8m).

AIXTRON's Q2/2014 equipment order intake, at EUR 38.2m, showed a year-on-year increase of 25% from the EUR 30.5m in Q2/2013. Sequentially, the equipment order intake was also up (Q1/2014: EUR 37.7m), representing the fifth consecutive quarter of rising orders. The total equipment order backlog of EUR 66.4m as at June 30, 2014 was 14% higher than the 2014 opening backlog of EUR 58.1m.

Mainly due to the next generation MOCVD tool being in the qualification phase at key customers, Research and Development costs in Q2/2014 increased year-on-year by 22% to EUR 15.5m and 13% sequentially (Q2/2013: EUR 12.7m; Q1/2014: EUR 13.7m). At 34% of revenues, R&D spending remained at a relatively high level that underlines the important strategic significance of AIXTRON's internal R&D capabilities. Further progress was made in SG&A expenses. They were further reduced sequentially by 13% to EUR 7.9m in Q2/2014 (Q1/2014: EUR 9.1m).

Mainly due to the operating losses and a scheduled increase of inventories for new MOCVD tools and spares, free cash flow was down to EUR -17.5m in Q2/2014 (Q2/2013: EUR -3.7m; Q1/2014: -13.8m). Cash and cash equivalents (including bank deposits with a maturity of more than three months) as of June 30, 2014 amounted to EUR 275.6m (December 31, 2013: EUR 306.3m).

Management Review

Martin Goetzeler, President & Chief Executive Officer of AIXTRON SE, comments on the market environment and the development in the second quarter: "As evidenced by our 5th consecutive quarter of higher equipment orders, the demand for LEDs is growing partially due to a wide range of new LED lighting products being sold into the warehouses and stores, especially into regions such as China. A successful sell-out to consumers would represent the next stage of the transition away from traditional to LED lighting. Evidenced by positive feedback from our customers, we have made good progress in the qualification process and are preparing for the market launch of our new MOCVD tool generation later this year. Furthermore, we continue to push the development of our other technology areas. These include MOCVD for power electronic and logic applications, ALD for memory, OVPD for OLED applications and PECVD for carbon nanomaterials including graphene. Here we continue to see substantial market potential for AIXTRON.
In parallel, we have successfully entered phase two of our 5-Point-Program specifically addressing the reduction of material costs and discretionary spending as well as further process improvements preparing the ground to return to sustainable profitability. In combination with our continued dedication to R&D, we remain confident that we are on track to bring AIXTRON back on the path to success".

Guidance

Management reiterates its original guidance for fiscal year 2014 made at the end of February, for revenues to be in line with those of last year. Concurrently, the Company is not expected to be profitable on an EBIT basis over the course of this year. Nevertheless, Management continues to expect a year-on-year improvement in earnings due to progress made in cost savings and restructuring.

Financial Tables

The H1/2014 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's half year financial report for the first half of 2014.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, July 29, 2014, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half 2014 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0296. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/dates/conference-call/ following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49-2407-9030-444
F: +49-2407-9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	July 29, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO